UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

506 - 675 West Hastings Street

Vancouver, British Columbia  V6B 1N2

Telephone:  (604) 681-3131

Facsimile:  (604) 408-3884

NEWS RELEASE

August 14, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR   EXPANDS ITS DRILL PROGRAM AND ADDS TWO MORE DRILLS TO THE ELDORADO & CONTACT LAKE IOCG & URANIUM PROJECTS

Alberta Star Development Corp. (the “Company”), listed on the TSX Venture Exchange and on the OTCBB (ASXSF), is pleased to announce that the Company has engaged Mercedes Survey NWT Ltd., (“Mercedes”) a division of River Valley Energy Services Ltd., as a second drill contractor for the Company’s Eldorado & Contact Lake IOCG & uranium Projects.  The drilling joint venture between Mercedes and the Company is believed to be the first joint venture of its kind to be announced in the Great Bear region and is part of a long term strategy of job creation and job training for Sahtu Dene First Nations peoples.  The first of two high speed customized Model-A5 drills with crew has been mobilized by Mercedes to the project area to supplement the two fully operational heli-portable Boyles BBS-25A (71 Series) drilling rigs currently operating with Foraco (Connor’s) drilling on the project. A total of three drills have now been successfully mobilized to the Eldorado & Contact Lake Field Camps for the 2007 drilling program which is expected to continue into mid October 2007.  The fourth drill will be arriving on site shortly and is expected to be fully operational by the end of month. The 2007 drill program has been underway since May and 12,000 meters of drilling have been completed to date and the Company is on schedule, weather permitting, to complete 30,000 meters of base, precious metal and uranium diamond drilling.  Follow up exploration drilling based on the Company’s previous drill programs is focusing on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project areas.

PROJECTS FULLY PERMITTED FOR 2007

The Company is in receipt of all the required permits to undertake its 2007 drill program and intends to accelerate its uranium and poly-metallic exploration and drilling activities on all of its drill targets for 2007. As previously disclosed the Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters, which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the third drill permit, drilling in 2007.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. (Normin NTGO: SENES Report 2005) The Eldorado Uranium Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates from the 1930’s to the 1960’s. The Echo Bay Mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982. The Company has received a detailed technical library of property reports, datasets, historical data, drill logs, historical production records and uranium assay reports pertaining to the Eldorado uranium leases, which were formally owned by Eldorado Mining and Refining Ltd.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, who believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current August 13, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $110.00 US per pound

ANN MARIE CEDERHOLM APPOINTED AS  NEW CHIEF FINANCIAL OFFICER

The Company is pleased to announce that Ann-Marie Cederholm has been appointed as the Chief Financial Officer of the Company by the Board of Directors of the Company and will replace Michael Bogin effective immediately. Ann-Marie is a graduate of Royal Roads University with a Bachelor of Commerce.  Michael Bogin will remain as a director of the Company.

WEBSITE UPDATED-WWW.ALBERTA-STAR.COM

Investors are encouraged to visit the Company’s newly updated and completed and fully interactive website at www.alberta-star.com and view the ongoing exploration work and drilling being conducted at the Eldorado & Contact Lake IOCG and uranium projects.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG  and Uranium Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.